BULLFROG AI HOLDINGS, INC.

325 Ellington Blvd., Unit 317

Gaithersburg, MD 20878

January 29, 2024

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Daniel Crawford and Chris Edwards

Re:	BullFrog AI Holdings, Inc.

Draft Registration Statement on Form S-1

Submitted January 19, 2024

CIK No. 0001829247

Dear Messrs. Crawford and Edwards:

On behalf of BullFrog AI Holdings, Inc. (the “Company”), this letter responds to a comment provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on January 24, 2024, regarding the Company’s Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). Changes made in response to the Staff’s comment have been made in the Company’s Registration Statement on Form S-1 (the “Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

For convenience, the Staff’s comment has been restated below and the Company’s response is set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

Draft Registration Statement on Form S-1

Incorporation of Certain Information by Reference, page 50

1.	We note you have not filed an annual report for your most recently completed fiscal year and therefore appear to be ineligible to incorporate by reference on Form S-1. Please revise accordingly or otherwise advise. Refer to General Instruction VII.C. of Form S-1.

Response: The Company acknowledges the Staff’s comment and has made the requested revision.

Should you have any questions regarding the foregoing, please do not hesitate to contact the Company’s counsel, Arthur Marcus, of Sichenzia Ross Ference Carmel LLP at (212) 930-9700.

Sincerely,

/s/ Vininder Singh
Chief Executive Officer

cc:	Arthur Marcus, Esq.